UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 000-51606

VIMICRO INTERNATIONAL CORPORATION

15/F Shining Tower

No. 35 Xueyuan Road, Haidian District

Beijing 100191, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A

This Form 6-K is being incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-166948), filed with the Securities and Exchange Commission on May 19, 2010.

VIMICRO INTERNATIONAL CORPORATION

Form 6-K

Page

Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMICRO INTERNATIONAL CORPORATION

By:	/S/ JOHN ZHONGHAN DENG
Name:	John Zhonghan Deng
Title:	Chairman and Chief Executive Officer

Date: November 5, 2010

Exhibit 99.1

Vimicro Appoints Acting Chief Financial Officer

Beijing, China – November 4, 2010 – Vimicro International Corporation (Nasdaq: VIMC), a leading multimedia semiconductor and solution provider, today announced the appointment of Jack Guo as Acting Chief Financial Officer. Guo replaces David Tang, who recently resigned from the position due to personal reasons.

Guo has over 15 years of finance and operating experience at global financial services and technology companies. Prior to joining Vimicro, Guo held senior finance and management positions at State Street Corporation and Teradyne, Inc. He also worked as an equity research analyst at Jefferies. Guo received a Bachelor of Science degree from the University of Science and Technology of China and an MBA from the Massachusetts Institute of Technology.

About Vimicro International Corporation

Vimicro International Corporation is a leading multimedia semiconductor and solution provider that designs, develops and markets mixed-signal semiconductor products and system-level solutions that enable multimedia capabilities in a variety of products for the consumer electronics and communications markets. Vimicro is also expanding business into the surveillance market with system-level solutions and semiconductor products. Vimicro’s ADSs, each of which represents four ordinary shares, are currently trading on the NASDAQ Global Market under the ticker symbol “VIMC.”

For further information about Vimicro, please contact:

Investor Contacts:

Jack Guo, Acting CFO and Vice President

Phone: +86-10-6894-8888 ext. 7379

Email: jackguo@vimicro.com

Shelton Group Investor Relations

Leanne K. Sievers, EVP

Phone: +1-949-224-3874

Email: lsievers@sheltongroup.com

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